meridian Waste solutions, inc.

ONE GLENLAKE PARKWAY NE, SUITE 900

ATLANTA, GA 30328

May 31, 2017

Pamela A. Long

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc.
Registration Statement on Form S-3
Filed March 10, 2017
File No. 333-216621 Form 10-K for Fiscal Year Ended December 31, 2016 File No. 001-13984 Amendment No. 1 to Current Report on Form 8-K Filed May 1, 2017 File No. 001-13984

Dear Ms. Long:

By letter dated May 22, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meridian Waste Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-3, initially filed with the Commission on March 10, 2017 (the “Registration Statement”), the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”), and Amendment No. 1 to the Company’s Current Report on Form 8-K, filed with the Commission on May 1, 2017 (the “Form 8-K”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business, page 3

Collection Services, page 5

1.	We note your disclosure regarding collection services references 2015 instead of 2016. Please tell us what percentage of your 2016 revenues from collections services were attributed to industrial customers, commercial customers, and residential customers.

Response: For the year ended December 31, 2016, our collection revenue consisted of approximately 14% from services provided to industrial customers, 15% from services provided to commercial customers and 71% from services provided to residential customers. Amendment No. 1 on Form 10-K/A to the 2016 Form 10-K, which is being filed with the Commission on the date of this letter (the “Form 10-K/A”) reflects this updated disclosure in the first paragraph under the heading “Collection Services” on page 5 of the Form 10-K/A.

Landfill Assets, page 6

2.	We note that accounting for landfills and related costs is a critical accounting estimate and involves many complicated assumptions. In this regard, please address the following to provide additional insight on how you arrive at these estimates and assumptions:

●	Please provide additional disclosures regarding your landfills and their total capacity. Your disclosures should include the amount of remaining permitted airspace, expansion airspace, and the reasons for any significant changes in these amounts during the period;

●	Please disclose the estimated life of each landfill; and

●	Please disclose your per ton rates used to record expense as waste is received and the reasons for any significant changes in these rates.

Response: The Form 10-K/A contains the following updated disclosure under the heading “Landfill Assets” on page 6 of the Form 10-K/A:

The valuation of our landfill assets was based on approximately 4 million cubic yards (cy) total in remaining airspace and approximately 32.7 million cy total in expansion airspace. These landfill assets are comprised of the Eagle Ridge Landfill, the Tri-City Landfill and the Lunenberg Landfill. The Company acquired the Tri-City Landfill and the Lunenberg Landfill on February 15, 2017. There have not been any significant changes.

The Eagle Ridge Landfill has approximately 1.3 million cy of remaining airspace and approximately 30 million cy of expansion airspace, with an estimated life through approximately June 2021. Expenses were recorded based on a blended average rate of $20.71 per ton, and there have been no recent significant changes to such rates.

The Tri-City Landfill has approximately 1.3 million cy of remaining airspace and approximately 700,000 cy of expansion airspace, with an estimated life through approximately September 2021. The Company is also pursuing opportunities to acquire additional expansion airspace. Expenses were recorded based on a blended average rate of $18.74 per ton, and there have been no recent significant changes to such rates.

The Lunenberg Landfill, which has approximately 1.3 million cy of remaining airspace and approximately 4.6 million cy of expansion airspace, with an estimated life through approximately October 2024. The Company is also pursuing opportunities to acquire additional expansion airspace. Expenses were recorded based on a blended average rate of $10.93 per ton, and there have been no recent significant changes to such rates.

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Risk Factors, page 12

We have identified a material weakness in our internal controls…page 17

3.	Please revise this risk factor to discuss the risks associated with all the material weaknesses in your internal controls that are discussed on page 34.

Response: We have made the requested revisions to this risk factor on page 17 of the Form 10-K/A.

The ownership by our chief executive officer of Series A Preferred Stock…page 17

4.	Please tell us the percentage of voting control held by your chief executive officer.

Response: Pursuant solely to his ownership of Series A Preferred Stock, the Company’s Chief Executive Officer, Jeffrey Cosman, has approximately 51% of the Company’s voting control. In addition, because Mr. Cosman beneficially owns approximately 17.5% of our issued and outstanding common stock, based on the 7,341,609 shares of common stock outstanding and assuming exercise of 302,663 warrants owned by Mr. Cosman, Mr. Cosman currently controls approximately 59.6% of the aggregate shareholders’ voting power. The Form 10-K/A includes this disclosure on page 18 of the Form 10-K/A.

Executive Compensation Program Components, page 23

5.	Please provide us with details regarding the bonus and equity award components of your executive compensation that your reference.

Response: The Form 10-K/A contains the following updated disclosure on page 23 of the Form 10-K/A:

We provide to our employees, including our executive officers, the opportunity to earn discretionary performance bonuses based on individual performance. The amount of individual bonuses are determined in a subjective manner, without specific weightings or a formula.

Certain employees, including executive officers receive restricted common stock upon execution and delivery of an employment agreement, with such shares typically subject to a recoupment schedule. We also provide to our executive officers the opportunity to earn additional compensation in the form of restricted common stock awarded based on the Company achieving certain transaction milestones. In determining the form, size and material terms of such equity awards, our Board of Directors customarily considers, among other things, individual negotiations with the executive officers at their time of hire, the executive officer’s total potential compensation, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, internal pay equity as among our executive officers, notable performance accomplishments, adjustments to duties and the retention implications of existing grants.

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Our Board of Directors made the grants to our executive officers set forth below. In determining the size of the equity grants, our Board of Directors generally considered the Chief Executive Officer’s recommendations, the executive officer’s existing equity award holdings (including the unvested portion of such awards), internal pay equity, our retention and incentive goals, and, as applicable, negotiations with the executive at the time of his hiring.

Results of Operations, page 26

6.	Please quantify the impact of each significant factor when multiple factors materially impact your results. For example, for your growth in revenues for the year ended December 31, 2016 compared to the year ended December 31, 2015, separately quantify the revenue growth related to the continued growth of HTS Waste, acquisitions, and the expansion into other products lines. Similarly, it is not clear from your disclosure how much of an impact the decrease in landfill costs and the utilization of acquisition synergies had on your gross profit. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Response: The Form 10-K/A contains the following updated disclosure for “Revenue” and Gross Profit,” respectively, on page 26 of the Form 10-K/A under the applicable headings:

The Company’s revenue for the year ended December 31, 2016 was $31,727,673, a 135% increase over the Company’s revenue for the year ended December 31, 2015 of $13,506,097. This increase is due to the continued growth of HTS Waste, the acquisitions of Christian Disposal and Eagle Ridge. Christian Disposal and Eagle Ridge accounted for approximately $17,000,000 of the approximate $18,000,000 revenue increase for the year ended December 31, 2016 as compared to the year ended December 31, 2015, while the continued growth of HTS accounted for approximately $1,000,000 of this increase. Christian Disposal revenue for the year ended December 31, 2016 was approximately $13,600,000 and Eagle Ridge revenue for the same period was approximately $3,600,000.

Gross profit percentage for the year ended December 31, 2016 is approximately 28%.  This is an increase of approximately 3% from the year ended December 31, 2015. The increase is significant in that it shows management’s ability to improve efficiencies of operations. The Company is utilizing the synergies of its recent acquisitions, such as creating density in some of its routes, which creates cost savings, in particular better utilization of its recently acquired landfill.

Operating Expenses, page 26

7.	Please revise to discuss the reasons for an increase or decrease in your operating expenses as a percentage of revenue.

Response: Under the heading “Operating Expenses” on page 26 of the Form 10-K/A, we have added the following disclosure: “Operating expenses as a percentage of revenue has decreased approximately 59%, primarily due to the 135% increase in revenue. While operating expenses have increased, due to the synergies experienced with the acquisitions of Christian and Eagle Ridge, the Company has been able to increase operating expenses at a lesser pace.”

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Item 11. Executive Compensation, page 38

8.	Please provide the disclosure required by Item 402(p) of Regulation S-K.

Response: We have revised our disclosure under the heading “Executive Compensation” on page 39 of the Form 10-K/A accordingly.

Compensation of Directors, page 39

9.	Please provide the disclosure required by Item 402(r) of Regulation S-K.

Response: We have revised our disclosure under the heading “Compensation of Directors” on page 39 of the Form 10-K/A accordingly.

Executive Compensation Program Components, page 39

10.	Please revise your disclosure to address 2016.

Response: We have revised our disclosure under the heading “Executive Compensation Program Components” on page 40 of the Form 10-K/A accordingly.

Financial Statements

Notes to the Financial Statements

General

11.	Your statement of cash flows for the year ended December 31, 2016 indicates that you entered into a new direct financing lease transaction 2016. Please disclose the terms of this transaction as well as provide the disclosures required by ASC 840.

Response: In November of 2016 the Company Purchased 6 compactors for a total $177,955 and immediately leased the equipment to DAAT Credit Co. The Company followed the guidance in ASC 840 “Leases” and recorded this lease as a Direct Financing Lease. The Company recorded an initial Contract Receivable of $213,952 and Unearned Income of $35,996, these amounts are shown net on the balance sheet as Contract Receivable of $179,067 in accordance with ASC 840.

The Company acknowledges this comment and notes the required disclosure in accordance with ASC 840, but due to the singularity and immateriality of this transaction the Company has not included a footnote in the December 31, 2016 financial statements describing this transaction. The Contract Receivable balance at December 31, 2016 was $179,067 or 0.36% of total assets. The lease income recorded on this transaction for the year ended December 31, 2016 was $1,100. Management has concluded this transaction to be immaterial to the financial statements when taken as a whole. Thus, the Company concluded that the lease itself and any related disclosures were immaterial to the financial statements.

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Liquidity and Capital Resources, page F-8

12.	We note that you were in violation of covenants within your credit agreement with Goldman, Sachs & Company as of December 31, 2016 for which you entered into a waiver and amendment letter on April 11, 2017 whereby the covenant violations at December 31, 2016 were waived. For each waiver provided, please tell us and disclose the terms of the waiver, including how long the terms of the covenants were specifically waived. Please also tell us and disclose the specific terms of any significant financial covenants to which you are subject with any required ratios/amounts, including the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please also disclose the impact of not meeting these covenants on your borrowing capacity under the agreement.

Response: In February of 2017 the Company entered into an amended and restated credit agreement with Goldman Sachs, at which point all financial covenants were replaced with new covenants to reflect the Company’s revised financial position given its acquisition of the CFS Group. The next measurement date would be as of March 31, 2017. As of March 31, 2017, the Company expected to be in compliance with the new agreement and new covenants. As set forth below, the Company did not meet certain of the December 31, 2016 covenants; however, there has been no impact on our borrowing capacity with Goldman Sachs as evidenced by the fact that the Company has; during the year ended December 31, 2016 and in the first quarter of 2017 drawn down funds from our credit agreement with Goldman Sachs.

All Financial Covenant calculations at December 31, 2016, which were waived based on the amended and restated credit agreement dated February 15, 2017, are set forth below:

A.	Fixed Charge Coverage Ratio (Adjusted EBITDA/Fixed Charges) – as of December 31, 2016 must be a minimum of 1.10:1.00

- As of December 31, 2016 this ratio was 1.15:1.00 (7,852,200/6,845,189).

B.	Leverage Ratio (Debt/Adjusted EBITDA) – as of December 31, 2016 must be a minimum of 5.25:1.00

- As of December 31, 2016 this ratio was 5.88:1.00 (46,202,792/7,852,200). [non-compliant]

C.	Adjusted EBITDA – as of December 31, 2016 must be a minimum of $8,000,000

- As of December 31,2016 adjusted EBITDA was 7,852,200. [non-compliant]

D.	Maximum Consolidated Growth Capital Expenditures – Cannot exceed $4,375,000 for the year ended December 31, 2016

- Consolidated growth capital expenditures were $3,899,248 for the year ended December 31, 2016.

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E.	Maximum Consolidated Corporate Overhead – Cannot exceed $2,100,000 for the year ended December 31, 2016

- Consolidated Corporate Overhead was $2,161,424 for the year ended December 31, 2016. [non-compliant]

F.	Minimum Consolidated Liquidity – not less than $1,000,000

- At December 31, 2016 the Company had $823,272 of cash and $1,953,969 of short term restricted investment for a total of $2,777,241

We have revised our disclosure on page 28 of the Form 10-K/A accordingly

13.	Please tell us whether you expect to comply with the covenants in your credit agreement with Goldman, Sachs & Company as of March 31, 2017. Please also tell us your basis for determining it was appropriate to classify these debt amounts as noncurrent given that the waiver appears to only be as of December 31, 2016. Refer to ASC 470-10-45-1.

Response: As of March 31, 2017, we expected to be in compliance with all required covenants in the credit agreement with Goldman Sachs. Please see below for calculations:

A.	Fixed Charge Coverage Ratio (Adjusted EBITDA/Fixed Charges) – as of March 31, 2017 must be a minimum of 1.10:1.00

- As of March 31, 2017 this ratio was 1.38:1.00 (13,603,011/9,847,600)

B.	Leverage Ratio (Debt/Adjusted EBITDA) – as of March 31, 2017 must be a minimum of 6.50:1.00

- As of March 31, 2017 this ratio was 6.27:1.00 (85,243,730/13,603,011)

C.	Adjusted EBITDA – as of March 31, 2017 must be a minimum of $13,250,000

- As of March 31, 2017 adjusted EBITDA was 13,603,011

D.	Maximum Consolidated Growth Capital Expenditures – Cannot exceed $8,000,000 for the year ended December 31, 2017

- Consolidated growth capital expenditures were $717,632 for the three months ended March 31, 2017.

E.	Maximum Consolidated Corporate Overhead – Cannot exceed $2,750,000 for any 12 consecutive months

- Consolidated Corporate Overhead was $2,669,000 for the 12 consecutive months ended March 31, 2017.

F.	Minimum Consolidated Liquidity – not less than $1,000,000

- At March 31, 2017 the Company had $1,278,362 of cash.

Our basis for determining it was appropriate to classify these debt amounts as noncurrent giving that the waiver is only as of December 31, 2016 was due to the fact that the debt was amended on February 15, 2017, including the above noted changes to the covenants. As a result of this amendment, as of March 31, 2017, the Company expected to be in compliance with all covenants under the amended terms at December 31, 2016 and March 31, 2017. The Company’s internal forecasts estimated compliance with new covenants through December 31, 2017. We reference ASC 470-10-45-14 which provides for consideration of post balance sheet debt modifications if the Company can demonstrate the ability to garner such modifications. In our case, we exceeded demonstration and actually modified the instruments. Thus, any conclusion that working capital will be used during the ensuing fiscal year or operating cycle is not warranted.

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14.	In your liquidity and capital resources discussion on page 27, please also cross reference to these disclosures provided on page F-8.

Response: We have revised our disclosure on page 29 of the Form 10-K/A accordingly.

Basic Income (Loss) Per Share, page F-16

15.	Please disclose how you calculate your net loss applicable to common shareholders. In this regard, we note you had Series B Preferred Stock with cumulative dividends outstanding through October 1, 2016 and you disclose on page F-25 that preferred stock dividends were recognized in recent years, including a deemed dividend related to your Series C preferred Stock in 2016. Refer to ASC 260-10-45-11 and ASC 260-10-50-1(b).

Response: The Company acknowledges this comment and notes in accordance with ASC 260-10-46-11, income available to common shareholders should be reduced by dividends accumulated for the period on cumulative preferred stock (whether or not earned). In addition, the Company also acknowledges the deemed dividend on Series C Preferred Stock (“Series C”) should have been presented as a reduction in income available to common shareholders.

In quantifying this error, the Company notes the total dividends requiring this disclosure for the year ended December 31, 2016 would be $1.31 million (consisting of approximately $670,000 dividend related to the Series B Preferred Stock (“Series B”) and $640,000 deemed dividend related to the Series C).

Management has reviewed the magnitude of the error in accordance with SEC Staff Accounting Bulletin 99, Materiality ("SAB 99") and Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108") to determine whether the error is material or immaterial. This analysis is outlined below and as will be demonstrated, Management has concluded this error is immaterial and thus proposes to revise these financial statements, including the interim financial information, on future filings (for comparative purposes).

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SAB 99/SAB 108 Analysis

SAB 99 and SAB 108 provide the Issuer relevant guidance in applying materiality thresholds to the preparation of financial statements filed with the SEC. This guidance is also considered by the Issuer to be a relevant factor in relation to its judgment about whether the misstatements contained in prior-period consolidated financial statements were material, so as to require a restatement pursuant to ASC 250-10, Accounting Changes and Error Corrections and pursuant to SEC regulations.

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is, in substance, identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is - a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. Court decisions, commission rules and enforcement actions, and accounting and auditing literature have all considered "qualitative" factors in various contexts.

When errors in previously-issued financial statements are identified, they must be assessed to determine whether the affected financial statements are materially misstated. Materiality analyses require significant professional judgment. The materiality analysis must consider all relevant qualitative and quantitative factors (including company/industry-specific factors).

The materiality evaluation requires significant professional judgment and should consider all relevant qualitative and quantitative factors.

In a December 2008 speech, an Associate Chief Accountant in the SEC’s Office of the Chief Accountant clarified the SEC staff’s view of how SAB 108 should be applied to previously-issued financial statements. He indicated that if the effect of a correction would not materially affect the previously issued financial statements, those financial statements may still be relied upon, and the correction may be made in future filings. Expanding upon this, if one is correcting financial statements that are not materially misstated, the errors should be corrected by revising the previously issued financial statements the next time they are filed.

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In evaluating this error which consists of the omission of additional $1.3 million deduction from income available to common shareholders, which would result in net loss available to common shareholders increasing approximately 7%, the Company noted the following:

●	The magnitude of the restatement is not such that it is probable that the judgment of a reasonable person relying upon the report would have been changed by the correction of this item. The Company evaluated the qualitative factors that must also be taken into consideration as to what is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of this particular item. For that to occur, a hypothetical user would have to believe a $19 million loss available to common shareholders would drive a different decision than a $17.7 million loss available to common shareholders. The Company cannot think of such a user of the financial statements that would consider this a significant change in the mix of information available.

●	The Company determined that the restatement would not affect the Company’s Consolidated Balance Sheets, Consolidated Statements of Cash Flows nor Net Loss. A reasonable user of the financial statements is more likely to be focusing on operations of the entity, liquidity or operating cash flow then below net income adjustments related to the form of capital structure.

●	The existence of the dividends was known to the user of the financial statements and such items were disclosed in the notes accompanying the financial statements.

As noted above, the only effect of this error is a $1.31 million increase in the net loss available to common shareholders which increases the net loss per share to $14.98 from $13.95. Although these numbers may appear quantitatively large in isolation, they are not considered material to a reasonable investor for the qualitative reasons discussed above. Accordingly, based on these facts and the analysis above, the Company has determined that the impact of these adjustments are not material to the previously issued annual and interim unaudited consolidated financial statements using the guidance of SAB 99 and SAB 108 and therefore will address the adjustments via footnote disclosures within its upcoming Form 10-Qs for the periods ended June 30 and September 30, 2017 respectively and within its upcoming Form 10-K for the period ending December 31, 2017.

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Note 7 – Income Taxes, page F-29

16.	Please disclose the nature of the return to provision adjustments provided in your reconciliation of the differences between the effective tax rate and the statutory federal rate. Refer to ASC 740-10-50-12. Please also include a discussion of your income tax expense (benefit) in MD&A. Given your loss before income taxes during the year ended December 31, 2016, please discuss what led you to recording income tax expense.

Response:

The return to provision adjustments reflected on F-29 were primarily related to a reclassification of 2015 stock options from incentive stock to non-qualified. The return to provision adjustment was offset by a full valuation allowance and had no impact on the income tax expense of $193,482.

ASC 718, Compensation – Stock Compensation, discusses the income tax treatment related to various stock awards. When preparing the 2015 tax return it was determined that none of the granted options in 2015 qualified as incentive stock, but were instead non-qualified stock options.

Under the ASC 718 and ASC 740 guidance a non-qualified stock option creates a deferred tax asset until the award is settled. As such the 2015 stock option expense was included in the deferred tax asset instead of being treated as a permanent adjustment.

Management has reviewed the magnitude of the error in accordance with SEC Staff Accounting Bulletin 99, Materiality ("SAB 99") and Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108") to determine whether the error is material or immaterial. This analysis is outlined below and as will be demonstrated, Management has concluded this error is immaterial.

SAB 99/SAB 108 Analysis

SAB 99 and SAB 108 provide the Issuer relevant guidance in applying materiality thresholds to the preparation of financial statements filed with the SEC. This guidance is also considered by the Issuer to be a relevant factor in relation to its judgment about whether the misstatements contained in prior-period consolidated financial statements were material, so as to require a restatement pursuant to ASC 250-10, Accounting Changes and Error Corrections and pursuant to SEC regulations.

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

It is Management’s conclusion that due to the fact that the return to provision adjustments made were completely offset by a full valuation allowance, a reasonable person relying upon the report would not have been influenced by the correction of this item.

In response to your second question regarding given the Company’s loss what led to record an income tax expense. The tax expense of $193,482 is related to indefinite lived assets.

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The Company currently has a full valuation allowance against their deferred tax assets. Deferred tax liabilities are netted against deferred tax assets when computing a valuation allowance. One exception to this is related to indefinite-lived intangibles.

A deferred tax liability, commonly known as a “naked credit”, from indefinite-lived intangibles cannot be used as a source of income to offset deferred tax assets with definite lives, when computing a valuation allowance. This is due to the fact that the deferred tax liability will not reverse until some indefinite future period when the asset is sold or impaired. The income tax expense recorded in the companies financials of $193,482 is related to the deferred tax liability for indefinite-lived intangibles related to tax deductible goodwill from acquisitions.

The gross deferred tax liability related to indefinite-lived assets was approximately $430,000 as of December 31, 2016. This resulted in a tax expense of $193,482 for the year ending December 31, 2016.

MD&A discussion of income tax benefit:

Our provision for income taxes $193,482 at December 31, 2016, compared to $0 at December 31, 2015. The income tax expense for 2016 was directly related to a deferred tax liability on indefinite-lived assets that was recorded as the result of acquisitions.

17.	Please reconcile your gross tax assets and gross tax liabilities per your first table on page F-30 to your tabular presentation of the components of net deferred tax assets on the same page.

Response:

The first table on F-30 discloses the following:

The net deferred income tax asset was comprised of the following:

	Years Ended December 31,
	2016	2015
Noncurrent deferred income taxes:
Gross assets	$18,793,653	$4,686,288
Gross liabilities	(18,987,135)	(4,686,288)
Net deferred income tax liability	$(193,482)	$-

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The second table on the same page discloses the components of the deferred income tax liability. The originally reported table combined the depreciation and amortization as one amount.

	Years Ended December 31,
	2016	2015
Depreciation and Amortization	$(43,499)	$-
Reserve for Doubtful Accounts	202,739	-
Other	1,348	-
Stock Compensation	5,830,566	-
Acquisition Related Costs	910,588	-
Unrealized Gain	(364,000)	-
Net Operating Loss	9,182,684	4,686,288
Less: Valuation allowance	(15,913,908)	(4,686,288)
Net deferred income tax liability	$(193,482)	$-

Please see the table below which gives a more detailed breakdown of the components and ties to the first table on F-30.

	Years Ended December 31,
	2016	2015
Depreciation	$(2,709,227)	$-
Amortization	2,665,728
Reserve for Doubtful Accounts	202,739	-
Other	1,348	-
Stock Compensation	5,830,566	-
Acquisition Related Costs	910,588	-
Unrealized Gain	(364,000)	-
Net Operating Loss	9,182,684	4,686,288
Less: Valuation allowance	(15,913,908)	(4,686,288)
Net deferred income tax liability	$(193,482)	$-

18.	Please explain why your stock compensation appears to have resulted in a permanent difference in 2015 but did not in 2016.

Response:

ASC 718, Compensation – Stock Compensation, discusses the income tax treatment related to various stock awards. The 2015 provision was prepared with the assumption that the stock awards were incentive stock options. When preparing the 2015 tax return it was determined that none of the granted options in 2015 qualified as incentive stock, but were instead non-qualified stock options.

Under the ASC 718 and ASC 740 guidance a non-qualified stock option creates a deferred tax asset until the award is settled. As such the 2015 stock option expense was included in the deferred tax asset instead of being treated as a permanent adjustment. This change also resulted in the return to provision adjustments discussed in question 16.

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Management has reviewed the magnitude of the error in accordance with SEC Staff Accounting Bulletin 99, Materiality ("SAB 99") and Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108") to determine whether the error is material or immaterial. This analysis is outlined below and as will be demonstrated, Management has concluded this error is immaterial.

SAB 99/SAB 108 Analysis

SAB 99 and SAB 108 provide the Issuer relevant guidance in applying materiality thresholds to the preparation of financial statements filed with the SEC. This guidance is also considered by the Issuer to be a relevant factor in relation to its judgment about whether the misstatements contained in prior-period consolidated financial statements were material, so as to require a restatement pursuant to ASC 250-10, Accounting Changes and Error Corrections and pursuant to SEC regulations.

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

In 2015 the permanent treatment of the stock was completely offset by the valuation allowance on the NOL resulting in no tax impact. The reclassification of this item to a deferred tax asset in 2016 also had no tax impact as the deferred tax asset was completely offset by a valuation allowance. Due to these facts, it is Management’s conclusion that due to the fact that a reasonable person relying upon the report would not have been influenced by the correction of this item.

Accordingly, we have not made any changes to the relevant disclosure in the Form 10-K/A.

Current Report on Form 8-K Filed May 1, 2017

19.	Please amend your Form 8-K to address the following comments.

Response: The following comments of the Staff are addressed in our Current Report on Form 8-K/A, which is being filed with the Commission on the date of this letter (the “Form 8-K/A”).

20.	In light of the fact that the pro forma information included in this Form 8-K is required to be included or incorporated by reference into your Registration Statement on Form S-3 (File No. 333-21662), please include a pro forma statement of operations for the three months ended March 31, 2017. Refer to Rule 8-05 (b)(2) of Regulation S-X.

Response: Such pro forma information is included in the Form 8-K/A.

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21.	Pursuant to Rule 11-02(c)(2) of Regulation S-X, please only present a pro forma income statement for the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

Response: Such pro forma information is included in the Form 8-K/A.

22.	Please present pro forma earnings per share amounts. Also, please disclose in a note to the pro forma financial information your computation of the number of basic and diluted weighted average shares to use in determining your pro forma earnings per share amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02 (b)(7) of Regulation S-X.

Response: Pro forma earnings per share are included in the pro forma information included in the Form 8-K/A and were $(16.34) for the year ended December 31, 2016 based on the weighted average number of shares outstanding of 1,766,513. Pro forma earnings per share was $(0.95) for the three months ended March 31, 2017 based on the weighted average number of shares outstanding of 5,423,140.

At March 31, 2017, the Company had warrants and stock options outstanding that could be converted into approximately, 3,125,000 common shares. At December 31, 2016 the Company had a series of convertible notes, warrants and stock options outstanding that could be converted into approximately, 600,000 common shares. These are not presented in the consolidated statements of operations as the effect of these shares is anti- dilutive.

Weighted average common shares outstanding calculation:

	Total # of shares issued		Average % of Days Outstanding	Weighted Averaged

For the year ended December 31, 2016	2,212,478	*	79.84%	1,766,513

* Acquisition of The CFS Group resulted in the issuance of 500,000 restricted shares of common stock .

	Total # of shares issued	Average % of Days Outstanding	Weighted Averaged

For the three month ended March 31, 2017	6,932,751	78.22%	5,423,140

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23.	Your disclosures indicate that you acquired the CFS Group for $40 million in cash and working capital adjustments as well as 500,000 shares of your restricted stock. Your disclosures in Note 6 indicate that the total consideration transferred was $37.5 million. Please disclose how you determined the amount of total consideration transferred pursuant to ASC 805-30-30-7 and 30-8, including how you valued the shares of restricted stock.

Response:

Pursuant to ASC 805-30-30-7 and 30-8, consideration transferred,

Cash consideration	$40,000,000
Restricted cash consideration	1,390,000

Total purchase price	41,390,000

Liabilities assumed, net of working capital	(3,945,000)

Total consideration	$37,445,000

The Company issued 500,000 restricted shares of common stock as consideration which was valued at market at the date of the closing, fair value of approximately $1,390,000.

24.	Please substantially expand each adjustment to show the calculations used to arrive at your adjustment amounts. For instance:

●	Identify the methodologies employed to determine the fair value of CFS Group’s fixed assets and landfill in Note 7.

●	Expand Note 8 to provide a qualitative description of the factors that make up the goodwill to be recognized on a pro forma basis in connection with the merger. Refer to FASB ASC 805-30-50-1a.

●	Disclose the terms of the new debt referred to in Note 9.

●	Identify the intangible assets referred to in Note 10.

●	For Notes 11 through 13, expand your disclosures to provide sufficient information to demonstrate how you determined the amount of adjustments to amortization expense, depreciation expense, depletion expense and interest expense. For example, you should show the calculation used to arrive at the amounts of depreciation and amortization expense for assets acquired, including the specific asset categories and corresponding useful lives.

●	Please expand your Note 14 disclosures to clarify how certain liabilities were paid off as part of the acquisition.

Response:

1)	Fair value of fixed assets was based on provisional information prepared by an independent valuation firm as of May 1, 2017. Methodologies used to determine fair value included the cost and market approach, sales approach, and multi-period excess earnings method.

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2)	Goodwill is the excess of our purchase cost over the fair value of the net assets of acquiring The CFS Group. We do not amortize goodwill, but assess our goodwill for impairment at least annually. Goodwill was based on provisional information prepared by an independent valuation firm as of May 1, 2017.

3)	New debt of $37 million, bears interest at 9% per year, and is due December 2020.

4)	Intangible assets consisted of trade names and trademarks and had a fair value of $1.2 million and a useful life of 25 years. Intangible assets were based on provisional information prepared by an independent valuation firm as of May 1, 2017.

5)

Note 11	2016	2/15/2017

Remove CFS amortization expense	$(975,473)	$(121,934)
Adjust amortization expense for intangibles associated with acquisition	48,000	6,049

Adjusted amortization expense	$(927,473)	$(115,885)

Intangible assets consisted of trade names and trademarks and had a fair value of $1.2 million and a useful life of 25 years.

Note 12	2016	2/15/2017

Adjust interest expense for borrowings associated with acquisition	$3,330,000	$419,671

New debt of $37 million and bears interest at 9% per year.

Note 13	2016	2/15/2017

Adjust depletion expense for landfill permits associated with acquisition	$305,556	$38,508

Increase in landfill permits have a fair value of $5.5 million and a useful life of 18 years.  Increase in landfill permits was based on provisional information prepared by an independent valuation firm as of May 1, 2017.

6)	Prior to and at the time of acquisition, accrued and other liabilities consisting of property taxes, compensation, capital leases, and other obligations were paid with cash by seller.

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25.	Please disclose what consideration was given to reflecting the Landfill Host Agreements disclosed in Note 9 to the audited financial statements of the CFS Group in your pro forma financial information. For example, the disclosures indicate that the CFS Group would be required to pay certain amounts to the city if the landfill is sold to an unaffiliated entity. In addition, please address what consideration was given as to whether any intangible assets need to be recorded related to these arrangements pursuant to ASC 805-20-25-10 and ASC 805-20-55-2 through 55-5. We note that the terms of the agreements require multiple payments to be made to the city and county. Please tell us how these will be reflected on your financial statements, including your consideration of ASC 605-40-25.

Response: In relation to the landfill host agreements, these fees and host arrangement commitments were considered in the pro forma valuation, specifically in the projections. The CFS Group would be required to pay certain amounts to the city if the landfill is sold to an unaffiliated entity. Since the Company purchased 100% of the membership interests of the LLC the City looked at the transaction as a recapitalization and not a sale. Also, the same management team that was in place prior to the sale remained in place after the sale, including the former owner. No amounts were paid to the County or City due to the sale of the CFS Group to Meridian Waste Solutions, Inc. The Company considers the payments made to the City and County due to the Landfill Host Agreements to be part of operations, expensed as incurred. The Company evaluated the hosting agreements and does not believe it represents favorable or unfavorable rates in comparison to fair market value for such arrangements.  The Company also considered these payments in the discounted cash flow model to value the assets acquired. The Company does not believe ASC 605-40-25 is applicable to this matter.

Registration Statement on Form S-3 Filed March 10, 2017

General

26.	We are considering your Chief Financial Officer’s, Joseph D’Arelli, prior affiliation with D’Arelli Pruzansky, P.A. relative to our independence rules, and we may have further comments.

Incorporation by Reference, page 2

27.	As noted above, your Amendment No. 1 to Current Report on Form 8-K Filed May 1, 2017 must be amended to address our comments and subsequently incorporated by reference into your Registration Statement on Form S-3. We also remind you that you must incorporate by reference your Form 10-K for the year ended December 31, 2016, your Form 10-Q for the period ended March 31, 2017 as well as Exhibit 99.1 to your Form 8-K/A dated March 30, 2016.

Response: Such documents will be incorporated by reference in Amendment No.1 to the Registration Statement (“Amendment No. 1”), which will be filed with the Commission. The Form 10-K/A and the Form 8-K/A will also be incorporated by reference in the Amendment.

28.	We remind you to provide consents from your independent public accounting firm as well as the accounting firms related to the audited financial statements of CFS Group and Christian Disposal, LLC.

Response: Such consents will be filed as exhibits to each of the Form 10-K/A, the Form 8-K/A and Amendment No. 1.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Jeffrey Cosman

Chief Executive Officer

Meridian Waste Solutions, Inc.

One Glenlake Parkway NE, Suite 900

Atlanta, GA 30328

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